Mail Stop 4561

June 12, 2008

Mr. Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re: Google, Inc.**
> **Form 10-Q for the quarterly period ended March 31, 2008**
> **Filed May 12, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on February 15, 2008**
> **Form 8-K**
> **Filed on January 31, 2008**
> **File No. 000-50726**

Dear Mr. Schmidt:

        We have reviewed your response letter dated May 14, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 24, 2008.

Form 10-Q for the fiscal year ended March 31, 2008

Notes to the Consolidated Financial Statements

Note 3. Cash, Cash Equivalents and Marketable Securities

Auction Rate Securities, page 10

1. We note that you have investments of $259.6 million in auction rate securities as of March 31, 2008 and that you reduced the carrying value of your investments by

$10.8 million through other comprehensive income so as to reflect your view that this impairment is temporary in nature. Please help us understand your accounting treatment for auction rate securities and address the following:

- Describe the key assumptions used in your valuations, the number and dollar amounts of the failed auction rate securities, and any losses incurred on auction rate securities sold during the period;

- Clarify your disclosure that indicates the assets underlying these investments are primarily student loans which are substantially guaranteed by the U.S. government;

- Explain how auction rate failures and illiquidity impact the fair value determination. That is, indicate how failures are factored into the methodologies used to determine the securities fair value and whether you considered any illiquidity discounts;

- Explain why you believe your investments in auction rate securities are temporarily impaired as of the date of the filing instead of other-than-temporarily impaired. See paragraph 16 and footnote 4 of SFAS 115;

- Tell us whether you have the intent to hold these auction rate securities until recovery or maturity. Describe the period of time over which you expect to hold these investments and when you expect the principle amount will be available or settled; and

- Please indicate how you determined that these securities should continue to be classified as a current rather than as non-current assets. See Chapter 3 of ARB 43.

Consider revising your disclosures to clarify your accounting treatment for auction rate securities and provide us with any proposed changes to your accounting policy disclosure. In this respect, the March 2008 sample letter sent by the Division of Corporation Finance highlights some of the disclosure matters that you may want to consider when applying the guidance in SFAS 157 given the judgment you must apply in using unobservable inputs to determine the fair value of your investments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to the Consolidated Financial Statements

Cost of Revenues, page 73

2. We note your response to prior comment 1 that describes the terms and accounting treatment for traffic acquisition costs paid to your Google Network members under the AdSense arrangements and to other distribution partners who distribute your toolbar and other products (i.e. access points). Please further clarify the following concerning your traffic acquisition costs:

- Tell us the amount of revenues and traffic acquisition costs recognized and capitalized from your distribution agreements for access points for each period presented. Indicate whether you individually track and measure revenues in relation to the directly associated costs capitalized for each access point delivered. Explain your impairment policy or basis for recoverability of the access point fees that have been capitalized;

- Further describe how you determine the estimated useful lives of the access points. In this regard, explain what inputs and assumptions you used to determine that two years is generally the measurable average period of time you expect the access points to generate traffic and revenue. Tell us why you do not appear to rely on historical traffic and revenue patterns to develop useful lives;

- For each type of arrangement, clarify how you recognize the costs over the respective terms. In regard to your AdSense arrangements, please specify when guaranteed minimum payments are amortized on a straight-line basis. Indicate whether you use this method when related revenues are not expected to exceed the guaranteed minimum revenue share payments or when you cannot reliably determine the pattern of economic benefit. Tell us what authoritative accounting literature you rely upon to support this policy. In regard to fees paid to distribution partners for access points, you indicate that if you can estimate the useful life of the access point and it is greater than one year, the fee is recognized over the estimated useful life. You also indicate that if you cannot accurately estimate the useful life or if the period of benefit is less than one year, you expense the costs as incurred. Explain when and how you compare the amount recognized based on the estimated useful life to that based on the contractual revenue share to determine which is greater. Tell us whether this comparison is only applicable to the extent that your estimate of the useful life of the access point is greater than one year;

- Explain the application of the definition of an executory contract according to EITF 03-17 to your arrangements with distribution partners. Specifically, tell us what contractual obligations remain to be performed by either or both parties upon the distribution of the access point, other than the early termination penalty in certain arrangements. Also, explain how any termination penalties are calculated and how the early termination of a distribution arrangement relates to obligations associated with individual access points delivered; and

- Cite any other authoritative accounting literature that supports your method of recognition and the basis for capitalization and deferral of traffic acquisition fees paid to both AdSense members and distribution partners. For example, explain any consideration given to the guidance in SAB Topic 13.A.3.f, Technical Bulletin 90-1 and SFAS 91 in relation to your AdSense arrangements. Additionally, tell us how you considered the guidance in SOP 93-7 as it relates to your distribution arrangements.

Consider revising your disclosures, accordingly, to clarify your accounting treatment for traffic acquisition costs and provide us with any proposed changes to your accounting policy disclosure.

Form 8-K filed on January 31, 2008

Exhibit 99.1

3. Your response to prior comment 2 indicates that you will provide the three major categories of the statement of cash flows when you present a non-GAAP liquidity measure. Please clarify that you will provide this information for the period corresponding to your non-GAAP liquidity measure of free cash flow presented in your earnings releases. For example, when you disclose a non-GAAP liquidity measure for the three months ended December 31, 2007, you should provide the three major categories of the statement of cash flows corresponding to the three month period ended December 31, 2007.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief